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15046451

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC Mail Processing Section
FEB 27 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46722

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IMS Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10205 Westheimer Suite 500
(No. and Street)

Houston	TX	77042
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Buffington & Company P.C.
(Name – *if individual, state last, first, middle name*)

14811 Saint Mary's Lane	Houston	TX	77079
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AY

OATH OR AFFIRMATION

I, Chris Gammon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IMS Securities, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LYSSA RAYE BURNHAM
Notary Public, State of Texas
My Commission Expires
April 08, 2018

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IMS SECURITIES, INC.

ANNUAL AUDITED REPORT

YEAR ENDED DECEMBER 31, 2014

BUFFINGTON & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
14811 SAINT MARY'S LANE, SUITE 180
HOUSTON, TEXAS 77079
(281) 920-5455 FAX (281) 920-5456

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director and Shareholder
of IMS Securities, Inc.
Houston, Texas

We have audited the accompanying financial statements of IMS Securities, Inc. (a Texas corporation), which comprise the balance sheet as of December 31, 2014, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year (twelve months) then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. IMS Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of IMS Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The schedule of computation of net capital under rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of IMS Securities, Inc.'s financial statements. The supplemental information is the responsibility of IMS Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of

1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Buffington & Company, P. C

BUFFINGTON & COMPANY, P.C.
February 25, 2015

IMS SECURITIES, INC.

TABLE OF CONTENTS

IMS SECURITIES, INC.
BALANCE SHEET
December 31, 2014

ASSETS	
Current Assets	
Cash	$ 58,060
Deposits with clearing organizations	$ 62,977
Commissions receivable	$ 179,138
Accounts receivable - brokers	$ 56,798
Investments in securities, at fair value	$ 41,428
Total current assets	$ 398,402
TOTAL ASSETS	$ 398,402
LIABILITIES AND CAPITAL	
Current Liabilities	
Commission payable and other current liabilities	$ 222,943
Total current liabilities	$ 222,943
TOTAL LIABILITIES	$ 222,943
Stockholders Equity	
Common Stock, $.01 par value, 1,000,000 shares authorized, 100,000 shares issued and outstanding	$ 1,000
Aditional paid-in -capital	$ 24,000
Retained Earnings	$ 150,459
TOTAL STOCKHOLDERS EQUITY	$ 175,459
TOTAL LIABILITIES AND STOCKHOLDER EQUITY	$ 398,402

See accompanying notes to the financial statements.

IMS SECURITIES, INC.
INCOME STATEMENT
For the Twelve Months Ending December 31,2014

Revenue:		
Commissions and Fees	$	12,864,031
Interest Income	$	(74)
Other Income	$	316,740
Total Revenue	$	13,180,697
Expenses		
Commissions Paid	$	10,546,468
Wages and Benefits	$	1,599,444
Office Expense	$	394,690
Insurance	$	222,306
Leases	$	191,475
Legal and Professional	$	74,179
Licenses, Dues and Fees	$	80,089
Bad Debt	$	249
Other Expense	$	34,379
Total Expenses	$	13,143,280
Net income before income taxes	$	37,417
Provision for income taxes-		
Current expense	$	(25,563)
Deferred expense	$	-
Total income tax expense	$	(25,563)
Net Income	$	11,855

See accompanying notes to the financial statements.

IMS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
For the Twelve Months Ending December 31,2014

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Totals
Balances at:					
Janaury 1,2014	100,000	$ 1,000	$ 24,000	$ 138,604	$ 163,604
Changes					
Net Income				$ 11,855	$ 11,855
Balances at:					
December 31,2014	100000	$ 1,000	$ 24,000	$ 150,459	$ 175,459

See accompanying notes to the financial statements.

IMS SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Twelve Months Ending December 31,2014

Subordinated Borrowings:

Balance at:	January 1, 2014	$ -
Changes during the year ended December 31, 2014		$ -
Balance at:	December 31, 2014	$ -

See accompanying notes to the financial statements.

IMS SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Twelve Months Ending December 31,2014

Cash Flows from Operating Activities:	
Net Income	$ 11,855
Adjustment to reconcile net loss to net cash provided by Operating activities	
Change in investment values	$ (7,822)
Change in assets and liabilities:	
Increase in receivables	$ (34,749)
Increase in payables	$ 36,449
Net cash used by operating activities	$ 5,733
Cash Flows from Investing Activities:	
Net cash used by investing activities	$ -
Cash Flows from Financing Activities:	
Net cash used by financing activities	$ -
Net increase in cash and cash equivalents	$ 5,733
Cash and cash equivalents - January 1, 2014	$ 115,305
Cash and cash equivalents - December 1, 2014	$ 121,038

See accompanying notes to the financial statements.

1. *COMPANY ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES*

Company Activities -_The Company is organized as a securities broker/dealer subject to the approval of the Financial Industry Regulatory Authority (FINRA). The Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers.

The Company was formed on October 4, 1993, and operates primarily in Texas. However, the Company is licensed to do business in all 50 states.

Revenue Recognition – The Company recognizes commissions and fee revenue and the corresponding commission expense to its brokers when the fees and expenses are earned as the security transactions occur.

Income Taxes – The Company recognizes current and deferred tax liabilities and assets as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax liabilities and assets are determined based on the difference between the financial statement basis and income tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company offsets loss carry forwards against net timing differences in determining deferred tax assets or liabilities.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit that tax positions taken by the Company would be sustained on examination based on the facts circumstances and information available at the end of each period. The Company recognizes and measures its unrecognized tax benefits and adjusts its measurement when new information is available or when an event occurs that requires a change.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned - Securities are recorded at fair value in accordance with FASB-ASC 820, *Fair Value Measurements and Disclosures.*

Doubtful accounts – The Company provides an allowance for doubtful accounts receivable. At December 31, 2014, no allowance was considered to be necessary. Bad debts from losses and uncollectible accounts during the year ended December 31, 2014 totaled $249.

1. *COMPANY ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES (Continued)*

Cash and Cash Equivalents - The Company treats all investments not held for sale and with a maturity of three months or less at the date of acquisition as cash equivalents. Cash balances include money market accounts totaling $58,060 that pay interest at rates below 1% at December 31, 2014. Not included in cash balances are clearing deposits totaling $62,977 that are required to be left on deposit by the Company's clearing organizations.

2. *CASH FLOWS*

There were no non-cash investing and financing activities during the year ended December 31, 2014.

Income taxes totaling $25,563 were paid during the year ended December 31, 2014. Interest paid during the year totaled $2,981.

3. *INVESTMENTS IN SECURITIES AT FAIR VALUES*

At December 31, 2014, the Company owned investment securities as follows:

Description:	Fair Value
Securities not traded:	
United Mortgage Trust, 2,033 shares of beneficial interest including reinvested earnings	$ 30,337
TNDDA	8,572
Net REIT	2,520
Total investments in securities	$41,429

The investments in securities are valued at fair values in accordance with Financial Accounting Standards Board ASC 820, *Fair Value Measurements* which defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level one inputs are quoted prices in active markets for the identical assets or liabilities the Company has the ability to access. Level two inputs are directly or indirectly observable inputs for the asset or liability, other than quoted prices. Level three inputs are unobservable and rely on management's assumptions about the market's valuation of the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

3. *INVESTMENTS IN SECURITIES AT FAIR VALUES (Continued)*

Traded securities are valued at their quoted prices in the open market at December 31, 2014 (Level One).

In the opinion of the Company's management, for investment securities that are not traded in the open market, the stated values of the investment securities approximate their fair market values at December 31, 2014 (Level Three).

Investments in securities are classified as available for sale at December 31, 2014.

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2014:

United Mortgage Trust-	
Beginning balance	$ 31,087
Ending Balance	$ 30,337
NetREIT-	
Beginning balance	$ 2,520
Ending Balance	$ 2,520
TNDDA-	
Beginning balance	$ 8,571
Ending Balance	$ 8,571

4. *RECEIVABLES*

Commissions receivable are amounts due from broker-dealers and clearing organizations for transactions that have been executed. They are generally paid within 15 days.

Accounts receivable- brokers consist of amounts paid to or on behalf of licensed brokers who have contracted to work with the Company. The advances are generally repaid through deductions from the brokers' commissions. The amounts include advances against future commissions, payments of license, insurance and other fees, and reimbursable charges in accordance with the Company's agreement with each broker. Reimbursable charges are generally for rent and office expenses utilized by the brokers.

5. *INCOME TAXES*

Significant components of the provision for income taxes for the year ended December 31, 2014, are as follows:

Current income tax expense –	
Federal	$ 25,563
Texas state	-
Deferred income tax expense	-
Total income tax expense	$ 25,563

6. *RELATED PARTY TRANSACTIONS*

Expense Sharing Agreement-
The Company has entered into an expense sharing arrangement with an affiliated company. The affiliate has entered into various obligations to incur costs that are common with the Company. Under the agreement, the Company pays costs that are directly allocated to its operations. These costs include payroll and related costs, office rent, and equipment leases.

The Company provides office space to certain of its brokers under month-to-month rental agreements. The amounts due from the brokers are generally withheld by the Company from commissions earned by the brokers.

7. *COMMITMENTS*

The Company has future obligations to its affiliate for lease commitments entered into by the affiliate, but being paid by the Company. The future obligations under the leases are as follows:

For the years ended December 31:	Office Rent	Equipment
2015	219,287	10,500
2016	222,250	10,500
Subsequently	148,167	---

Total rent expense for 2014, net of amounts reimbursed to the Company by brokers totaling $74,689, was $191,475.

8. *CONTINGENCIES*

There are claims and lawsuits arising against the Company from time to time in the ordinary course of its business. The Company's insurance carrier generally handles all pending claims. In the opinion of management the Company has sufficient insurance coverage to cover the costs of resolving any potential claims.

9. *CREDIT RISK*

The Company is engaged in various brokerage activities in which counter parties primarily include other broker-dealers, banks, insurance companies and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the financial instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

11. *NET CAPITAL*

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $76,750, which was $61,888 in excess of its required net capital. The Company's net capital ratio was 290%.

The Company is exempt from the reserve requirements of Securities and Exchange Commission Rule 15c3-3. In accordance with rule section (k)(2)(ii); all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

12. *MANAGEMENT EVALUATION OF SUBSEQUENT EVENTS*

Management has evaluated subsequent events through February 25, 2015, which is the date that the financial statements were available to be issued.

IMS SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

COMPUTATION OF NET CAPITAL -		
Total stockholder's equity		$175,458
Total stockholder's equity qualified for net capital		175,458
Add-		
Allowable credits:		
None		
Total capital and allowable subordinated liabilities		175,458
Deductions and/or charges-		
Nonallowable assets:		
Accounts receivable, unsecured	56,789	
Non-Marketable Investments	41,428	
	98,226	(98,226)
Net capital before haircuts on securities positions		77,232
Haircuts on securities:		
Trading and investment securities, other	481	
Undue concentration	---	(481)
Net capital		*$ 76,751*

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT-	
Minimum net capital requirement	$ 14,863
Excess net capital	$ 61,888
Excess net capital (Net Capital Less 10% of Total Liabilities)	$ 54,457
COMPUTATION OF AGGREGATE INDEBTEDNESS-	
Total liabilities	$ 222,944
Total aggregate indebtedness	$ 222,944
Ratio of Aggregate Indebtedness to Net Capital	290%

RECONCILIATION WITH THE COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2014)-

Net capital as reported in the Company's Part II (unaudited)	$ 76,751
Net audit adjustments- Income tax expense	( )
Net capital, per above	*$ 76,751*

See independent auditor's report.

THE IMS COMPANIES

Securities Offered Through
IMS *Securities, Inc.*
(Member, FINRA/SIPC)

Advisory Services Offered Through
IMS *Financial Advisors, Inc.*

Business Consulting Offered Through
Information Management Services, Inc.
(IMS, *Inc.)*

Insurance Services Offered Through
IMS *Insurance Agency, Inc.*

IMS Securities Exemption Report

IMS Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: 2ii

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

____
IMS Securities, Inc.

I, Chris Gammon, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Chief Financial Officer
February 20, 2015

BUFFINGTON & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
14811 SAINT MARY'S LANE, SUITE 180
HOUSTON, TEXAS 77079
(281) 920-5455 FAX (281) 920-5456

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director and Shareholder
of IMS Securities, Inc.
Houston, Texas

We have reviewed management's statements, included in the accompanying IMS Securities' Exemption Report, in which (1) IMS Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which IMS Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) IMS Securities, Inc. stated that IMS Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. IMS Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about IMS Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Buffington & Company, P.C

BUFFINGTON & COMPANY, P.C.
February 25, 2015

BUFFINGTON & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
14811 SAINT MARY'S LANE, SUITE 180
HOUSTON, TEXAS 77079
(281) 920-5455 FAX (281) 920-5456

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Director of IMS Securities, Inc.
Houston, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by IMS Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating IMS Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. IMS Securities, Inc.'s management is responsible for IMS Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from the general ledger, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by IMS Securities, Inc., noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by IMS Securities, Inc. supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Buffington & Company, P.C

BUFFINGTON & COMPANY, P.C.
February 25, 2015